H.C. ANDERSON ROOFING COMPANY, INC.
Financial Statements, Director's Report

&

Independent Auditor’s Report

For the Year Ended December 31, 2024

Contents

Virang Vora, CPA

INDEPENDENT AUDITOR'S REPORT

To the Shareholder
H.C. Anderson Roofing Company, Inc.
Rockton, Illinois

Opinion

We have audited the accompanying financial statements of H.C. Anderson Roofing Company, Inc. (the "Company"), which comprise the balance sheet as of December 31, 2024, and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Responsibilities of Management for the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

INDEPENDENT AUDITOR'S REPORT (continued)

Responsibilities of Management for the Financial Statements (continued)

In performing an audit in accordance with GAAS, we:

Exercise professional judgment and maintain professional skepticism throughout the audit.
Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Report on Summarized Comparative Information

The summarized comparative information presented herein as of and for the year ended December 31, 2024, derived from those unaudited financial statements, has not been audited, reviewed, or compiled, and, accordingly, we express no opinion on it.

Other Information

Management is responsible for the other information included in the Director's Report. The other information comprises the Director's Report but does not include the financial statements and our auditor's report thereon. Our opinion on the financial statements does not cover the other information, and we do not express an opinion or any form of assurance thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and consider whether a material inconsistency exists between the other information and the financial statements, or the other information otherwise appears to be materially misstated. If, based on the work performed, we conclude that an uncorrected material misstatement of the other information exists, we are required to describe it in our report.

vavora

Virang Vora, CPA
Phoenix, Arizona
June 27, 2025

H.C. Anderson Roofing Company, Inc.
Director's Report
For the year ended 31 December 2024

The Director's Report provides a narrative overview of the financial performance and significant developments of H.C. Anderson Roofing Company, Inc. for the fiscal year ended 31 December 2024.

Overview:

The fiscal year ended 2024 marked the first year under new ownership and operations for H.C. Anderson Roofing Company, Inc., following the acquisition in 29 April 2024. As expected in any business transition of this nature, several non-recurring, one-time costs were incurred to stabilize, train, and modernize the business. These investments were critical to ensuring the operational capacity, marketing foundation, and systems were in place for long-term scalability. However, they impacted the reported net income for the fiscal year.

One-Time and Non-Recurring Expenses:

During the fiscal year, the company incurred non-recurring expenses totaling **$336,841**, associated with acquisition transition activities, advisory support, temporary staffing, training, and system improvements. These expenses are not expected to recur in future periods and are outlined below:

Counterparty	Amount (USD)		Description
Henry & Paula	$	72,000	Advisory services for the first year only
Lance Sanderson	$	48,000	Onboarding professional fee
Tyler Morrow	$	31,251	Temporary sales agent
GC Commercial	$	19,200	Training and coaching
Roof Engine	$	11,803	Paid digital advertising
GEB Media	$	10,000	Website design and development
Legal Expenses	$	15,316	Acquisition-related legal fees
Abigail Williams	$	6,500	Temporary sales staffing
Dean Barnes	$	3,750	Virtual assistant services
Bad Debt Expense	$	79,021	One-time charge tied to stock sale
Office Expenses	$	30,000	Old ownership office-related expenses
Miscellaneous	$	10,000	Property & other one-off costs
	$	**336,841**	

Reconciliation and Adjusted Performance:

The company's reported net income for the year ended 31 December 2024 reflects the above non-recurring costs. Additionally, the audit recognizes a depreciation expense of **$49,538**, which is a non-cash GAAP requirement.

Adjusted Net Income Projection:

When we consider the exclusion of these one-time expenses, add back the depreciation, and incorporate the legal judgment, the adjusted financial performance is materially stronger:

- Reported Net Income: **$291,800**
- Add: One-time expenses & Judgement debt release : **$336,841**
- Add: Depreciation (non-cash): **$49,538**

Adjusted Earnings: $678,179

Conclusion:

The purpose of this explanation is to ensure full transparency and understanding of the drivers behind the 2024 financial outcome. The initiatives supported by these expenses have already begun bearing fruit, with substantially improved operating margins and leaner expense trends as of mid-year 2025.

These adjusted earnings more accurately reflect the operational earnings potential of H.C. Anderson Roofing Company, Inc., now that the business transition phase is largely complete.

Respectfully submitted,

Brandon Schlichter

Brandon Schlichter
Owner, HC Anderson Roofing Company, Inc.
12388 Old River Road, Rockton, IL 61072

H.C. ANDERSON ROOFING COMPANY, INC.
Balance sheet
As of December 31, 2024

	Notes	2024	(Unaudited) 2023
Assets			
Current assets			
Cash and cash equivalents	3	$ 598,964	$ 1,834,360
Accounts and other receivables	4	622,593	1,306,066
Contract assets	5	89,430	67,067
Advances, receivables and prepayments	6	285,317	-
Total current assets		1,596,304	3,207,494
Non-current assets			
Property and equipment, net	7	101,966	403,456
Land	7	-	60,000
Right of use assets - finance lease, net	8	86,953	-
Right of use assets - operating lease, net	9	578,556	-
Security deposit	10	8,400	-
Loan origination cost	12	142,668	-
Due from a related party	23	4,164,278	-
Total non-current assets		5,082,820	463,456
Total assets		$ 6,679,124	$ 3,670,950
Liabilities and equity			
Current liabilities			
Accounts payable	11	$ 209,980	$ 107,163
Long-term loan – current maturity	12	489,423	-
Finance lease liabilities – current maturity	13	19,041	-
Operating lease liability – current maturity	14	100,800	-
Accured interest on short term loan		34,389	-
Accrued and other liabilities	15	66,244	88,851
Deferred tax liability		2,946	2,340
Income tax payable		28,750	19,913
Contract liabilities	16	151,973	60,244
Total current liabilities		1,103,546	278,511
Non-current liabilities			
Long-term loan	12	3,564,214	-
Finance lease liabilities	13	67,449	-
Operating lease liability	14	477,756	-
Note payable	17	457,000	-
Accured interest on note payable	17	18,603	-
Total non-current liabilities		4,585,022	-
		5,688,568	278,511
Equity			
Owner's capital	23	459,524	459,524
Retained earnings		531,032	2,932,915
Total equity		990,556	3,392,439
Total liabilities and equity		$ 6,679,124	$ 3,670,950

The accompanying notes are an integral part of these financial statements.

Brandon Schlichter

Chief Executive Office

H.C. ANDERSON ROOFING COMPANY, INC.
Income statement
For the year ended December 31, 2024

	Notes	2024	(Unaudited) 2023
Income			
Contract revenue	18	$ 4,423,556	$ 5,147,755
Cost of contracts	19	(2,648,476)	(2,674,228)
Gross profit		1,775,081	2,473,526
Expenses			
General and administrative expenses	20	1,577,127	1,063,440
Advertisement and marketing expenses	21	101,650	2,351
Total operating expenses		1,678,777	1,065,791
Operating profit		96,303	1,407,736
Other income / (expenses)			
Interest expense		(316,294)	(315)
Other income	22	511,791	21,916
Total other income		195,497	21,600
Net Income for the year		$ 291,800	$ 1,429,336

The accompanying notes are an integral part of these financial statements.

Brandon Schlichter

Chief Executive Office

H.C. ANDERSON ROOFING COMPANY, INC.
Statement of cash flows
For the year ended December 31, 2024

	2024	(Unaudited) 2023
Operating activities:		
Net Income for the year	$ 291,800	$ 1,429,336
Adjustments for:		
Depreciation	46,664	76,921
Depreciation on right of use assets - finance and operation	45,516	
Loss / (gain) on disposal of property and equipment	(195,206)	(13,463)
Finance Cost	316,294	
Changes in operating assets and liabilities		
Accounts and other receivables	683,473	(764,009)
Contract assets/liability	69,367	275,246
Advances, receivables and prepayments	(285,317)	11,417
Security deposit	(8,400)	-
Accounts payable	102,817	2,329
Due from a related party	(4,164,278)	-
Accrued and other liabilities	(24,542)	32,228.99
Income tax paid	9,443	-1469
Finance cost paid	(316,294)	
Net cash (used in) / provided by operating activities	(3,428,661)	1,048,537
Investing activities:		
Purchase of property and equipment - net	(52,472)	(73,883)
Proceed from disposal of property plan & equipment	502,503	
Proceed from dispoal of land	60,000	
Lease payment	(44,044)	
Net cash provided by / (used in) investing activities	465,987	(73,883)
Financing activities:		
Proceed from long term loan - net	3,910,969	(20,621)
Proceeds from short term loan - net	34,389	-
Proceeds from note payable - net	475,603	
Dividend paid	(2,693,684)	(484,969)
Net cash provided by financing activities	1,727,278	(505,590)
Net cash generated / (used)	(1,235,396)	469,063
Cash and cash equivalents at the beginning of the year	1,834,360	1,365,297
Cash and cash equivalents at the end of year	$ 598,964	$ 1,834,360

The accompanying notes are an integral part of these financial statements.

Brandon Schlichter

Chief Executive Office

H.C. ANDERSON ROOFING COMPANY, INC.
Statement of changes in equity
For the year ended December 31, 2024

	Owner's capital	Retained earnings	Total
As of December 31, 2022	$ 459,524	$ 1,988,548	$ 2,448,072
Net income for the year	-	1,429,336	1,429,336
Dividend paid	-	(484,969)	(484,969)
As of December 31, 2023 (Unaudited)	$ 459,524	$ 2,932,915	$ 3,392,439
Net income for the year	-	291,800	291,800
Dividend paid	-	(2,693,684)	(2,693,684)
As of December 31, 2024	$ 459,524	$ 531,032	$ 990,556

The accompanying notes are an integral part of these financial statements.

Chief Executive Office

Note - 1 Nature of operations

H.C. Anderson Roofing Company, Inc. (the "Company") was formed in May of 1998 in the State of Illinois. The Company provides roofing contractor providing installation, repair, and maintenance services in the United States of America ("USA"). The Company primarily serves commercial and residential customers and recognizes revenue over time as work is performed.

Note - 2 Summary of significant accounting policies

Basis of Presentation and Comparative Information

The financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

The financial statements for the year ended December 31, 2024, have been audited. The comparative financial information for the year ended December 31, 2023, is unaudited and was prepared by management. This prior year information is presented for comparative purposes only and has not been subject to audit, review, or compilation by an independent public accountant. Accordingly, no assurance is provided on the 2023 financial information.

Estimated and Assumptions

The Company prepares its financial statements in accordance with GAAP, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Pronouncements Not Yet Adopted

The FASB has issued the following ASUs that are not yet effective for the Company's financial statements for the year ended December 31, 2024. The Company is currently evaluating the impact of these new standards:

ASU 2023-09, Income Taxes (Topic 740) – Improves transparency around income tax disclosures. Effective for fiscal years beginning after December 15, 2025.

ASU 2023-01, Leases (Topic 842) – Clarifies treatment of leasehold improvements between entities under common control. Effective for fiscal years beginning after December 15, 2024.

ASU 2022-03, Fair Value Measurement (Topic 820) – Clarifies that contractual sale restrictions are not considered in fair value measurement of equity securities. Effective for fiscal years beginning after December 15, 2024.

The Company is in the process of evaluating the impact of these updates on its financial statements and related disclosures.

Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Leases (ASC 842)

The Company adopted ASC Topic 842, "Leases," effective January 1, 2022. Under ASC 842, lease assets and liabilities arising from operating and finance leases are recognized on the balance sheet.

Right-of-use assets and corresponding lease liabilities have been recognized for leases with terms greater than 12 months. Finance lease expense is recognized through amortization and interest components. Short-term lease expenses are recognized on a straight-line basis.

Loan origination costs

Loan origination fees are capitalized and amortized on a straight-line basis over the life of the loan.

Revenue recognition (ASC 606)

The Company recognizes revenue in accordance with ASC Topic 606, "Revenue from Contracts with Customers." Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to receive in exchange.

Revenue from roofing contracts is recognized over time using the percentage-of-completion method, as the performance creates or enhances an asset controlled by the customer. The measurement of progress is based on input methods such as costs incurred to date compared to total estimated costs.

Contract assets represent revenue recognized in excess of billings, and contract liabilities represent billings in excess of revenue recognized.

Contract assets comprise revenues earned in excess of the billings on uncompleted contracts, representing revenues in excess of amounts billed on incomplete construction contracts. Revenues in excess of billings are considered contract assets only when the right to payment in not unconditional. Once the Company has an unconditional right to consideration under a contract, the amount of consideration unconditionally due is reclassified as contracts receivable. Contract assets are periodically tested for impairment. No impairment charges are needed for this reporting period. Contract assets include unbilled amounts typically resulting from revenue under long-term contracts when the percentage-of-completion method of revenue recognition is utilized, and revenue recognition exceeds the amount billed to the customer.

Contract liabilities are billings in excess of revenues earned on uncompleted contracts, representing billings in excess of revenues recognized on incomplete construction contracts. Billing practices are governed by the contract terms of each project based upon costs incurred, achievement of milestones or predetermined schedules. Billings do not necessarily correlate with revenue recognized over time using the percentage-of-completion method. Contract liabilities consist of advance payments and billing in excess of revenue recognized as well as deferred revenue.

For the performance obligations related to the installation of a new roof control transfers to the customer as the services are performed. The Company does not have any significant financing components as payment is received at or shortly after completion of the project.

The Company’s method of revenue recognition is based on the percentage of completion and requires significant judgment.

Union benefits

Employees that are part of Chicago Local 11 Union of Roofers are paid benefits primarily for health and welfare plan, in addition pension, research, training and other union benefits. The benefits are accrued as the employees are paid until remitted to the union.

Property and equipment

Property and equipment are carried at cost, less accumulated depreciation computed using straight-line methods over the following periods:

Assets	Years
equipment and furniture	3-10
Roofing equipment	3-10
Vehicles	5-10
Building	7-40

Income taxes

The Company, with the consent of its shareholders, has elected under Internal Revenue Code to be taxed as an S-Corporation for Federal income tax purposes. Therefore, the net income or loss is reportable by the members personally. Accordingly, no provision or liability for federal income taxes has been included in the financial statement.

Accounting principles generally accepted in the United States of America require management to evaluate tax positions taken by the Company and recognize a tax liability (or asset) if the organization has taken an uncertain tax position that more likely than not would be sustained upon examination by the Internal Revenue Service.

Accounts and other receivables

Accounts receivable are initially recognized by an amount that reflects the transaction price consideration that we expect to receive in exchange for construction services with subsequent reduction for any allowance for bad debts. Accounts receivable are generally due for settlement within 30 days.

Notes payable

Notes payable are measured at the principal amount with interest on the principal amount outstanding.

Other income

Other income is recognized on an accrual basis or when the company's right to receive payment is established.

Fair Value of Financial Instruments

The Company’s financial instruments, including cash, accounts receivable, and payables, are carried at cost, which approximates their fair value due to the short-term nature of these instruments. Long-term obligations are measured at amortized cost.

Impairment of Long-lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. If such assets are impaired, the impairment is recognized in the period it is determined.

Advertising Costs

Advertising costs are expensed as incurred. These costs are included in marketing expenses in the statement of operations.

Note 3 - Cash and cash equivalents

	2024	(Unaudited) 2023
Petty cash	-	473
Bank balances	598,964	1,833,887
	$ 598,964	$ 1,834,360

Bank balances are maintained with First National Bank and the Trust Company. The accounts are interest bearing as of December 31, 2024.

The Company is exposed to credit risk on the cash and cash equivalents balance in the event that the bank fails to perform their contractual obligations. Note that the Company did not have any restricted cash, or cash equivalents as at December 31, 2024.

Note 4 - Accounts and other receivables

	2024	(Unaudited) 2023
Accounts receivable	$ 310,577	$ 797,567
Retainage receivable	325,001	521,660
	635,578	1,319,227
Allowance for doubtful accounts	(12,984)	(13,161)
	$ 622,593	$ 1,306,066

Note 5 - Contract assets

	2024	(Unaudited) 2023
Contract assets	$ 89,430	$ 67,067
	$ 89,430	$ 67,067

Note 6 - Advances, receivables and prepayments

	2024	(Unaudited) 2023
Employee advance	$ 1,000	$ -
Advance tax	4,513	-
Accrued interest	279,804	-
	$ 285,317	$ -

Note 7 - Property and equipment, net

Description	Buildings & improvements	Office equipment & furniture	Equipment	Vehicles	Land	Total
Gross carrying value						
Opening (01-01-2024)	$ 382,921	$ 43,407	$ 750,127	$ 494,008	$ 60,000	$ 1,730,463
Additions	-	-	11,972	40,500	-	52,472
Disposals / Transfers	(361,677)	(5,070)	(118,639)	(280,255)	(60,000)	(825,641)
Closing (31-12-2024)	21,244	38,337	643,460	254,253	-	957,294
Accumulated depreciation						
Opening (01-01-2024)	156,502	37,695	693,874	378,935	-	1,267,006
Depreciation during the year	4,781	1,134	22,167	18,583	-	46,665
Disposals / Transfers	(147,534)	(3,253)	(105,600)	(201,956)	-	(458,344)
Closing (31-12-2024)	13,749	35,575	610,441	195,562	-	855,328
Net book value (31-12-24)	$ 7,496	$ 2,762	$ 33,018	$ 58,691	$ -	$ 101,966
Gross carrying value						
Opening (01-01-2023)	$ 375,626	$ 40,276	$ 738,155	$ 494,008	$ 60,000	$ 1,708,065
Additions	7,295	3,131	11,972	-	-	22,398
Disposals / Transfers	-	-	-	-	-	-
Closing (31-12-2023)	382,921	43,407	750,127	494,008	60,000	1,730,463
Accumulated depreciation						
Opening (01-01-2023)	151,734	36,691	671,829	362,403	-	1,222,658
Depreciation during the year	4,768	1,004	22,045	16,532	-	44,349
Disposals / Transfers	-	-	-	-	-	-
Closing (31-12-2023)	156,502	37,695	693,874	378,935	-	1,267,007
Net book value (31-12-23) Unaudited	$ 226,418	$ 5,712	$ 56,253	$ 115,073	$ 60,000	$ 463,456

During the year ended December 31, 2024, the Company disposed of various assets with a gross carrying value of approximately $825,641 and related accumulated depreciation of $458,344, resulting in a net book value reduction of $367,297.

These disposals were made pursuant to the stock sale agreement between Brandon Schlichter and Paula Anderson and Henry Anderson (the previous owner's of the Company), as per the stock sale agreement dated 29 April 2024. As part of the terms of the agreement, property and equipments, including buildings and improvements, office equipment, machinery, vehicles, and land, were transferred to the previous owners.

Note 8 - Right of use assets - finance lease, net

	2024	(Unaudited) 2023
Right of use assets	$ 89,535	$ -
Accumulated Depreciation	(2,582)	-
Right of use asset , net	$ 86,953	$ -

Note 9 - Right of use assets - operating lease, net

	2024	(Unaudited) 2023
Right of use assets	$ 621,490	$ -
Accumulated amortization - Right of use asset	(42,934)	-
Right of use asset , net	$ 578,556	$ -

Note 10 - Security deposit

		2024	(Unaudited) 2023
Security deposit		$ 8,400	$ -

Note 11 - Accounts payable

		2024	(Unaudited) 2023
Accounts payable		$ 209,980	$ 107,163

Note 12 - Long-term loan

		2024	(Unaudited) 2023
Small Business Administration ("SBA") Loan	12.1	$ 4,053,637	$ -

Classification in the statement of financial position:

	2024	(Unaudited) 2023
Non-current portion	$ 3,564,214	$ -
Current portion	489,423	-
	$ 4,053,637	$ -

12.1. Small Business Administration (SBA) Loan

On April 29, 2024, the Company obtained two loans from Pathward, National Association under SBA, the details of the loans are as follows:

a) The first loan has a face value of $250,000. The loan proceeds were allocated to provide the company with working capital. The loan carries a variable interest rate structured as prime rate plus 2.25%, with an initial rate of 10.75% as at the inception date.

Commencing on the date of the note and continuing for sixty (60) months thereafter, Borrower may borrow, re-pay and re-borrow proceeds of the loan, provided that the outstanding principal balance never exceeds the face amount of the Note

As of December 31, 2024, the outstanding balance on the loan stands at $228,277.

b) The second loan has a face value of $3,957,000. The loan proceeds were used to purchase all outstanding stock in the Company, previously owned by Henry Curtis Anderson and Paula Anderson including intangible assets described as goodwill. A portion of the proceeds was also allocated to provide the company with working capital. The loan carries a variable interest rate, initially set at 10.75% per annum, based on the prime rate plus 2.25%, subject to periodic adjustment in accordance with SBA guidelines.

The loan has a loan orignation fee of $15,933 amortized over the term of the loan i.e. 10 years from the inception of the loan, 1 May 2034.

As of December 31, 2024, the outstanding balance on the loan stands at $3,825,360. The reduction in principal reflects the regular loan repayments made during the period.

Note 13 - Finance lease liabilities

		2024	(Unaudited) 2023
Finance lease liabilities	13.1	$ 86,490	$ -

Classification in the statement of financial position:

	2024	2023
Non-current portion	$ 67,449	$ -
Current portion	19,041	-
Finance lease liabilities	$ 86,490	$ -

13.1 - The Company accounts for leases in accordance with ASC 842, recognizing right-of-use (ROU) assets and lease liabilities for all finance leases. Lease liabilities represent the present value of future lease payments, discounted using the Company's incremental borrowing rate or the rate implicit in the lease. The Company’s finance leases primarily relate to vehicles, with lease terms ranging from 3 to 5 years. Lease payments are structured as fixed payments, with no significant variable lease components.

Note 14 - Operating lease liability

		2024	(Unaudited) 2023
Operating lease liabilities	14.1	$ 578,556	$ -

Classification in the statement of financial position:

	2024	(Unaudited) 2023
Non-current portion	$ 477,756	$ -
Current portion	100,800	-
Operating lease liabilities	$ 578,556	$ -

14.1 - The Company has entered into an operating lease agreement for industrial real estate located at 12388 Old River Rd., Rockton, IL, with monthly payments of $8,400. The lease commenced on April 29, 2024, and has a non-cancellable term of 10 years, expiring on April 28, 2034. The effective intrest rate is 10.54%. The lease includes an early termination option after the third year, exercisable with 180 days' notice and forfeiture of the security deposit. At lease inception, the Company determined that it is reasonably certain it will remain for the full lease term.

The Company did not elect the short-term lease exemption and recognizes a right-of-use (ROU) asset and corresponding lease liability for the lease.

Note 15 - Accrued and other liabilities

	2024	(Unaudited) 2023
Accrued payroll and benefits	$ 10,696	$ 26,705
Provision for roofers reserve	39,490	33,954
Other liabilities	16,058	28,192
	$ 66,244	$ 88,851

Note 16 - Contract liabilities

	2024	(Unaudited) 2023
Contract liabilities	$ 151,973	$ 60,244

Note 17 - Note payable

	2024	(Unaudited) 2023
Anderson note payable	$ 457,000	-

On 29 April 2024, the Company received a loan of $457,000 from Henry Curtis Anderson and Paula Anderson at an interest rate of 6% per annum, with the purpose of providing working capital for the operation of the Company. The accrued interest on the notes payable as at 31 December 2024 is $18,603.

Note 18 - Contract revenue

	2024	(Unaudited) 2023
Revenue from:		
Sale of Commercial properties	$ 4,202,561	$ 4,899,878
Sale of Residential properties	540	3,090
Rock removal service	74,163	18,780
Repair service	209,324	226,677
	4,486,587	5,148,425
Sales returns and allowances	(63,031)	(670)
	$ 4,423,556	$ 5,147,755

Note 19 - Cost of contracts

	2024	(Unaudited) 2023
Subcontractor charges	$ 583,140	$ 382,208
Materials cost	1,516,317	1,806,912
Direct labor	383,369	344,152
Supplies cost	34,016	36,854
Other expenses	131,633	104,103
	$ 2,648,476	$ 2,674,228

Employees that are part of Chicago Local 11 Union of Roofers are paid benefits primarily for health and welfare plan, in addition pension, research, training and other union benefits. The benefits are accrued as the employees are paid until remitted to the union. During the year 2024, these benefits were $258,177.

Note 20 - General and administrative expenses

	2024	(Unaudited) 2023
Salaries, benefits, and wages	$ 805,903	$ 641,205
Legal and professional	156,223	6,818
Utilities	23,119	11,200
Rent and lease	75,550	2,738
Depreciation	49,538	76,921
Bad debt expense	79,021	6,857
State income taxes	87,117	120,220
Insurance	105,937	79,090
Communication	7,720	5,072
Office supplies	6,994	636
Vehicle fuel and maintenance	15,407	27,790
Repair and maintenance	9,207	3,286
Travelling and accomodation	37,010	4,912
Entertainment	10,208	1,497
Office expenses	75,459	37,748
Miscellaneous	30,158	34,054
Fee, dues and subscription	2,554	3,397
	$ 1,577,127	$ 1,063,440

Note 21 - Advertisement and marketing expenses

	2024	(Unaudited) 2023
Advertisement and marketing expenses	$ 101,650	$ 2,351

Note 22 - Other income

	2024	(Unaudited) 2023
Interest income	$ 299,964	$ 6,363
Gain on disposal of property and equipment	195,206	13,463
Other	16,622	2,090
	$ 511,791	$ 21,916

Note 23 - Related Parties Disclosure

During the year ended December 31, 2024, the Company engaged in the following related party transaction:

Loan to Shareholder
The current shareholder, Brandon Schlichter, obtained a loan from the Company amounting to $4,167,428. The loan bears interest, and as of December 31, 2024, the accrued interest on the outstanding loan balance was $279,804.

The loan was made in connection with the 100% acquisition of the outstanding stock of H.C. Anderson Roofing Company, Inc. from Henry Curtis Anderson & Paula Anderson by Brandon Schlichter as per the 'H.C. Anderson stock purchase agreement' dated April 29, 2024.

The dividend was announced and paid to the Henry Curtis Anderson & Paula Anderson amounting to Dec 31, 2024: $2,693,684 and Dec 31, 2023: 484,969.

Note 24 - Contingencies and commitments

24.1. Contingencies

There were no material contingencies known as of the date of the balance sheet.

24.2. Commitments

Lease commitments - operating

	2024	(Unaudited) 2023
Operating lease payment commitment as of the balance sheet date:		
2025	$ 100,800	$ -
2026	100,800	-
Undiscounted payments	201,600	-
less: Imputed interest	(61,534)	
Discounted payments	$ 140,066	$ -

	2024	(Unaudited) 2023
Weighted-average remaining lease term - operating lease	10 years	-
Weighted-average discount rate - operating lease	10.54%	-

Note 23. Financial Risk Management

The Company is exposed to certain financial risks including credit risk, liquidity risk, and interest rate risk in the normal course of business:

23.1. Credit Risk:

The Company is exposed to credit risk from cash and cash equivalents held with banks and from credit extended to customers. The Company manages credit risk by dealing with reputable financial institutions and performing regular credit evaluations of its customers.The financial instruments that potentially subject the Company to credit risk include cash at bank and accounts receivable. The Company’s cash balances are maintained at a reputed financial institution where the accounts are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000, and accounts receivable, which have been adjusted for all known doubtful accounts, are determined to be collectible based on an assessment by management of the facts and circumstances. The Company believes that these assets are not exposed to any significant credit risk.

The Company’s gross maximum exposure to credit risk at the reporting date is as follows:

	2024	(Unaudited) 2023
Financial assets		
Trade receivables	$ 622,593	$ 1,306,066
Advances, receivables and prepayments	285,317	-
Due from related parties	4,164,278	-
Bank balances	598,964	1,834,360
Total financial assets	$ 5,671,152	$ 3,140,426

23.2. Liquidity Risk:

The Company monitors its cash flows and liquidity position regularly to ensure that it has adequate working capital to meet operational and financial obligations.

The following table detail the Company's remaining contractual maturity for its non-derivative financial liabilities with agreed repayment periods. The amounts disclosed in the table are the contractual discounted cash flows. Balances due within 12 months equal their carrying balances as the impact of discounting is not significant:

As at December 31, 2024	**Less than year**	**More than 1 year**	**Total**
Accounts payable	$ 209,980	-	$ 209,980
Loans	489,423	3,564,214	4,053,637
Finance lease liabilities	19,041	67,449	86,490
Operating lease liability	100,800	477,756	578,556
Note payable	-	457,000	457,000
Total	$ 819,244	$ 4,566,419	$ 5,385,663

As at December 31, 2023 (Unaudited)	Less than year	More than 1 year	Total
Accounts payable	$ 209,980	$ -	$ 209,980
Total	$ 209,980	$ -	$ 209,980

23.3. Interest Rate Risk:

The Company's exposure to interest rate risk arises primarily from its variable-rate debt obligations. The Company does not currently use derivative financial instruments to hedge interest rate risk.

Note 24. Changes in Liabilities Arising from Financing Activities

The following is a reconciliation of the Company's financing activities for the year ended December 31, 2024:

Description	**31-Dec-23**	**Net cash flow**	**Others**	**31-Dec-24**
SBA Loan	$ -	$ 4,053,637	$ -	$ 4,053,637
Anderson Note Payable	-	457,000	-	457,000
Finance Lease Liability	-	-	86,490	86,490
Operating Lease Liability	-	-	771,768	771,768
	$ -	$ 4,510,637	$ 858,258	$ 5,368,895

Note 25. Subsequent events

The Company evaluated all events and transactions that occurred after the year-end, and through the date of authorization of the financial statements i.e. 27 June 2025. The Company determined that it does not have any material subsequent events to report in the financial statements.

H.C. ANDERSON ROOFING COMPANY, INC.

FINANCIAL STATEMENTS FOR THE YEAR

DECEMBER 31, 2023

H.C. ANDERSON ROOFING COMPANY, INC.

TABLE OF CONTENTS


PARTNERS
Certified Public Accountants


15800 Pines Blvd. Suite 3002
Pembroke Pines, FL 33027
Telephone: 954-362-5195
Fax: 954-430-8776

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
H.C. Anderson Roofing Company, Inc.

Report on the Audit of the Financial Statements

Opinion

We have audited the accompanying financial statements of H.C. Anderson Roofing Company, Inc., which comprise the balance sheet as of December 31, 2023, and the related statements of operation and stockholder's equity, and cash flows for the period then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of H.C. Anderson Roofing Company, Inc. as of December 31, 2023, and the results of its operations and its cashflow for the period then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of H.C. Anderson Roofing Company, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the H.C. Anderson Roofing Company, Inc.'s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.


BAS
PARTNERS
Certified Public Accountants


15800 Pines Blvd. Suite 3002
Pembroke Pines, FL 33027
Telephone: 954-362-5195
Fax: 954-430-8776

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of H.C. Anderson Roofing Company, Inc.'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt H.C Anderson Roofing Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

BAS Partners LLC

Pembroke Pines, Florida
September 3, 2025

H.C. ANDERSON ROOFING COMPANY, INC.

BALANCE SHEET

DECEMBER 31, 2023

Assets		
Current assets		
Cash	$	1,834,360
Accounts receivable and other receivable		1,306,066
Contract asset		67,067
Total current assets		3,207,494
Right of use assets – finance lease, net		-
Right of use assets – operating lease, net		-
Fixed assets, net		463,456
Total assets	**$**	**3,670,950**
Liabilities and Equity		
Current liabilities		
Accounts payables and accrued expenses	$	107,163
Accrued expenses		88,851
Finance lease liability - current		-
Operating lease liability - current		-
Deferred tax liability		2,340
Income tax liability		19,913
Contract liabilities		60,244
Total current liabilities		278,511
Finance lease liability		-
Operating lease liability		-
Total liabilities		278,511
Commitment and contingencies		
Equity		
Owner’s capital		459,524
Retained earnings		2,932,915
Total equity		3,392,439
Total liabilities and equity	**$**	**3,670,950**

The accompanying notes are an integral part of these financial statements.

H.C. ANDERSON ROOFING COMPANY, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2023

Income		
Contract revenue	$	5,147,755
Cost of contracts		(2,674,228)
Gross profit		**2,473,526**
Operating Expenses:		
General and administration		1,063,440
Advertisement and marketing expenses		2,351
Total operating expenses		**1,065,791**
Operating profit		**1,407,736**
Other (income)expenses:		
Interest expense		(315)
Other income		21,916
Total Other (income)expenses		21,600
Net income	**$**	**1,429,336**

The accompanying notes are an integral part of these financial statements.

H.C. ANDERSON ROOFING COMPANY, INC.
STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2023

	Owner's Capital	Retained Earnings	Total
Balance at 12/31/2022	$ 459,524	$ 1,988,548	$ 2,448,072
Net income	-	1,429,336	1,429,336
Dividend paid	-	(484,969)	(484,969)
Balance at 12/31/2023	**$ 459,524**	**$ 2,932,915**	**$ 3,392,439**

The accompanying notes are an integral part of these financial statements.

H.C. ANDERSON ROOFING COMPANY, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2023

		2023
OPERATING ACTIVITIES:		
Net income	$	1,429,336
Adjustments to reconcile net loss to net cash used in operations:		
Depreciation		76,921
Gain on sale of fixed asset		(13,463)
Change in operating assets and liabilities		
Accounts receivable and other receivable		(764,009)
Contract assets/liability		275,246
Advances, receivables and prepayments		11,417
Accounts payable		2,329
Accrued and other liabilities		32,229
Finance cost paid		(1,469)
Net cash provided by operating activities		1,048,537
INVESTING ACTIVITIES:		
Purchase of fixed asset		(73,883)
Net cash used in investing activities		(73,883)
FINANCING ACTIVITIES:		
Payment of loan		(20,621)
Dividends paid		(484,969)
Net cash provided by financing activities		(505,590)
Change in cash and cash equivalents		469,063
Cash and cash equivalents, beginning of year		1,365,297
Cash and cash equivalents, end of year	$	1,834,360

The accompanying notes are an integral part of these financial statements.

H.C. ANDERSON ROOFING COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023

NOTE 1 –DESCRIPTION OF BUSINESS

H.C. Anderson Roofing Company, Inc. (the "Company") was formed in May of 1998 in the State of Illinois. The Company provides roofing contractor providing installation, repair, and maintenance services in the United States of America ("USA"). The Company primarily serves commercial and residential customers and recognizes revenue over time as work is performed.

NOTE 2 –SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The Company's financial statements presented are prepared in accordance with the accounting principles generally accepted in the United States of America.

Use of estimates

The preparation of the financial statements in conformity with the accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to estimates and assumptions include the carrying value of fixed asset and accounts receivables. Actual results could differ significantly from such estimates.

Cash and cash equivalents

Cash and cash equivalents consist of demand deposits at banks and highly liquid deposits at banks with an original maturity of three months or less.

Account receivables

Accounts receivable are initially recognized by an amount that reflects the transaction price consideration that are expected to be received in exchange for construction services with subsequent reduction for any allowance for bad debts. Accounts receivable are generally due for settlement within 30 days.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fixed asset

Property and equipment are carried at cost, less accumulated depreciation computed using straight-line methods over the following periods:

Assets	**Years**
equipment and furniture	3-10
Roofing equipment	3-10
Vehicles	5-10
Building	7-40

Impairment of Long-Lived assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. Conditions that would necessitate an impairment assessment include a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used, or a significant adverse change that would indicate that the carrying amount of an asset or group of assets is not recoverable.

For long-lived assets to be held and used, the Company recognizes an impairment loss only if its carrying amount is not recoverable through its undiscounted cash flows and measures the impairment loss based on the difference between the carrying amount and fair value.

Leases

The Company adopted ASC Topic 842, "Leases," effective January 2022. Under ASC 842, lease assets and liabilities arising from operating and finance leases are recognized on the balance sheet.

Right-of-use assets and corresponding lease liabilities have been recognized for leases with terms greater than 12 months. Finance lease expense is recognized through amortization and interest components. Short-term lease expenses are recognized on a straight-line basis.

Union Benefits

Employees that are part of Chicago Local 11 Union of Roofers are paid benefits primarily for health and welfare plan, in addition pension, research, training and other union benefits. The benefits are accrued as the employees are paid until remitted to the union.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition

The Company recognizes revenue in accordance with ASC Topic 606, "Revenue from Contracts with Customers. "Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to receive in exchange. Revenue from roofing contracts is recognized over time using the percentage-of-completion method, as the performance creates or enhances an asset controlled by the customer. The measurement of progress is based on input methods such as costs incurred to date compared to total estimated costs. Contract assets represent revenue recognized in excess of billings, and contract liabilities represent billings in excess of revenue recognized. Contract assets comprise revenues earned in excess of the billings on uncompleted contracts, representing revenues in excess of amounts billed on incomplete construction contracts. Revenues in excess of billings are considered contract assets only when the right to payment in not unconditional. Once the Company has an unconditional right to consideration under a contract, the amount of consideration unconditionally due is reclassified as contracts receivable. Contract assets are periodically tested for impairment. No impairment charges are needed for this reporting period. Contract assets include unbilled amounts typically resulting from revenue under long-term contracts when the percentage-of-completion method of revenue recognition is utilized, and revenue recognition exceeds the amount billed to the customer. Contract liabilities are billings in excess of revenues earned on uncompleted contracts, representing billings in excess of revenues recognized on incomplete construction contracts. Billing practices are governed by the contract terms of each project based upon costs incurred, achievement of milestones or predetermined schedules. Billings do not necessarily correlate with revenue recognized over time using the percentage-of-completion method. Contract liabilities consist of advance payments and billing in excess of revenue recognized as well as deferred revenue. For the performance obligations related to the installation of a new roof control transfers to the customer as the services are performed. The Company does not have any significant financing components as payment is received at or shortly after completion of the project.
The Company's method of revenue recognition is based on the percentage of completion and requires significant judgment.

Loan Origination Costs

Loan origination fees are capitalized and amortized on a straight-line basis over the life of the loan.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Note Payable

Note payable are measured at the principal amount with interest on the principal amount outstanding.

Advertising Costs

Advertising costs are expensed as incurred. These costs are included in marketing expenses in the statement of operations.

Income taxes

The Company, with the consent of its shareholders, has elected under Internal Revenue Code to be taxed as an S Corporation for Federal income tax purposes. Therefore, the net income or loss is reportable by the members personally. Accordingly, no provision or liability for federal income taxes has been included in the financial statement.

Accounting principles generally accepted in the United States of America require management to evaluate tax positions taken by the Company and recognize a tax liability (or asset) if the organization has taken an uncertain tax position that more likely than not would be sustained upon examination by the Internal Revenue Service.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value Measurements

The Company reports its fair value measures using a three-level hierarchy that prioritizes the inputs used to measure fair value. This hierarchy, established by GAAP, requires that entities maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three levels of inputs used to measure fair value are as follows:

- Level 1. Quoted prices for identical assets or liabilities in active markets to which the organization has access at measurement date.

- Level 2. Inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include:

I. quoted prices for similar assets or liabilities in active markets;
II. quoted prices for identical or similar assets in markets that are not active;

III. observable inputs other than quoted prices for asset or liability (for example, interest rates and yield curves); and

IV. inputs derived principally from, or corroborated by, observable market data by correlation or by other means.

- Level 3. Unobservable inputs for asset or liability. Unobservable inputs should be used to measure the fair value to the extent that observable inputs are not available.

When available the Company measures fair value using level 1 inputs because they generally provide the most reliable evidence of fair value. The primary use of fair value measures in the financial statements is the initial measurement of cash and cash equivalents.

NOTE 3 — ACCOUNTS AND OTHER RECEIVABLE

		2023
Accounts receivable	$	797,567
Retainage receivable		521,660
		1,319,227
Allowance for doubtful accounts		(13,161)
Total	**$**	**1,306,066**

NOTE 4 — FIXED ASSET

		2023
Land	$	60,000
Building and improvements		382,921
Office equipment and furniture		43,407
Equipment		750,127
Vehicles		494,008
Total		1,730,463
Less accumulated depreciation		(1,267,007)
Property and equipment, net	**$**	**463,456**

Depreciation expense for the year ended December 31, 2023 was $44,349.

NOTE 3 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2023 through September 3, 2025, the issuance date of the financial statements.

END OF REPORT
